UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 8, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

RESULTS OF THE SHAREHOLDERS’ MEETINGS
HELD ON 7 SEPTEMBER 2009

The Board announces the results of the EGM and the H Shareholders Class Meeting held in Shanghai, the PRC on Monday, 7 September 2009.

Reference is made to (1) the circular dated 24 July 2009 (the ‘‘Circular’’) of China Eastern Airlines Corporation Limited (the ‘‘Company’’) containing, among others, the notices dated 24 July 2009 of the extraordinary general meeting (the ‘‘EGM’’) and the class meeting of holders of H shares of the Company (the ‘‘H Shareholders Class Meeting’’) to be held on 7 September 2009; and (2) the further notice of the EGM and the H Shareholders Class Meeting dated 21 August 2009 (the ‘‘Further Notice’’).

Unless the context otherwise requires, capitalised terms used in the Circular shall have the same meanings when used in this announcement.

RESULTS OF EGM

The EGM was held at Shanghai International Airport Hotel 上海國際機場賓館 , 2550 Hongqiao Road, Shanghai, the PRC on Monday, 7 September 2009. Shareholders representing 6,355,036,230 shares of the Company were present, in person, by way of on-line voting or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association.

As mentioned in the notice of the EGM and the Circular, CEA Holding, CES Global and their respective associates, holding 5,778,750,000 shares of the Company, were required to abstain, and have abstained, from voting in respect of Special Resolutions Nos. 1, 2, 3 and 4 and Ordinary Resolutions Nos. 8 and 10 proposed for approval at the EGM. As such, (i) shareholders representing 1,962,950,000 shares of the Company were entitled to attend and vote for or against Special Resolutions Nos. 1, 2, 3 and 4 and Ordinary Resolutions Nos. 8 and 10 proposed for approval at the EGM, in which shareholders representing 576,286,230 shares out of such 1,962,950,000 shares were present at the EGM, in person or by proxy, to vote in respect of Special Resolutions Nos. 1, 2, 3, and 4 and Ordinary

Resolution No. 8 and shareholders representing 576,276,230 shares out of such 1,962,950,000 shares were present at the EGM, in person or by proxy, to vote in respect of Ordinary Resolution No. 10; and (ii) shareholders representing 7,741,700,000 shares of the Company (i.e., the Company’s entire issued share capital) were entitled to attend and vote for or against Special Resolution No. 5 and Ordinary Resolutions Nos. 6, 7 and 9 proposed for approval at the EGM, and shareholders representing 6,355,036,230 shares out of such 7,741,700,000 shares were present at the EGM, in person or by proxy, to vote in respect of Special Resolution No. 5 and Ordinary Resolutions Nos. 6, 7 and 9.

No shareholder of the Company was required to vote only against any of the resolutions proposed at the EGM.

Each resolution proposed for approval at the EGM was taken by poll. PricewaterhouseCoopers, the auditors of the Company, were appointed as the scrutineer for the purpose of vote-taking at the EGM. The resolutions set out below are in the same order and correspond to those set out in the Further Notice. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

Total number of shares represented by votes (Approximate %*)
			For	Against	Abstain
SPECIAL RESOLUTIONS
1.
‘‘THAT, that the Board is granted an unconditional specific mandate to issue new A Shares under the following terms and conditions (the ‘‘A Share Specific Mandate’’) be and is hereby approved, ratified and confirmed:

	(1) Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;	564,702,202 (97.9899%)	9,892,653 (1.7166%)	1,691,375 (0.2935%)
	(2) Method of issue:	Non-public offering and will be issued accordingly within 6 months after the approval from CSRC has been obtained;	574,309,402 (99.6570%)	285,453 (0.0495%)	1,691,375 (0.2935%)
(3) Number of shares to be issued:
Not more than 1,350,000,000 new A Shares, of which not more than 490,000,000 new A Shares will be issued to CEA Holding; the maximum number of new A Shares to be issued will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;
			574,307,402 (99.6566%)	275,453 (0.0478%)	1,703,375 (0.2956%)

(4) Target subscriber and method of subscription:
Not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, and if for any reason the intended issue of new A Shares to CEA Holding does not proceed to completion, a substituting investor may be invited to participate in the issue of new A Shares and the maximum number of investors will remain 10;

the subscription price shall be paid in cash;
		574,297,402 (99.6549%)	285,453 (0.0495%)	1,703,375 (0.2956%)
(5) Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:
Subject to the results of the price sounding-out process as required by CSRC, the subscription price shall not be less than RMB4.75 per A Share, being 90% of the average trading price for the A Shares during the Price Fixing Period; the Price Fixing Period means the 20 trading days ending on and including 5 June 2009; the minimum subscription price of the new A Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;
		574,137,402 (99.6271%)	445,453 (0.0773%)	1,703,375 (0.2956%)
(6) Lock-up period arrangement:
The new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the completion of the subscription, and the new A Shares to be subscribed for by the other specific investors shall not be disposed of within 12 months from the date of the completion of the respective subscription;
		574,158,302 (99.6308%)	426,553 (0.0740%)	1,701,375 (0.2952%)
(7) Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;	574,319,402 (99.6587%)	275,453 (0.0478%)	1,691,375 (0.2935%)
(8) Use of proceeds:	After deduction of the relevant expenses, the total proceeds are intended to be used as working capital of the Company;	574,318,302 (99.6585%)	276,553 (0.0480%)	1,691,375 (0.2935%)

	(9) Arrangement of retained profits:	The retained profits prior to the issuance of new A Shares pursuant to this Resolution will be shared among the existing and new Shareholders; and	574,187,402 (99.6358%)	405,453 (0.0704%)	1,693,375 (0.2938%)
(10) Validity period of this Resolution:
The passing of this Resolution at the EGM and the respective class meetings until the earlier of: (i) the expiration of the 12-month period following the passing of the special resolution; or (ii) the date on which the A Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.’’
			574,156,138 (99.6304%)	426,553 (0.0740%)	1,703,539 (0.2956%)
2.
‘‘THAT, the Board is granted, during the Relevant Period (as defined below), an unconditional specific mandate (the ‘‘H Share Specific Mandate’’) to issue not more than 490,000,000 new H Shares, by way of non-public offering, to CES Global, at the minimum subscription price of HK$1.40 per H Share, being 90% of the average trading price for the H Shares during the Price Fixing Period; the maximum number of new H Shares to be issued and the minimum subscription price of the new H Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009, and for the purposes of this H Share Specific Mandate:
‘‘Relevant Period’’ means the period from the passing of this Resolution at the EGM and the respective class meetings until the earlier of:
			574,284,692 (99.6527%)	285,453 (0.0495%)	1,716,085 (0.2978%)
(A) the expiration of the 12-month period following the passing of the Resolution; or
(B) the date on which the H Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.’’
3.
‘‘THAT, the ‘‘Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited《關於公司非公開發行A股股票預 案》’’ be and is hereby approved, ratified and confirmed. Details of the aforesaid plan were contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 12 July 2009.’’
			575,629,767 (99.8861%)	330,653 (0.0574%)	325,810 (0.0565%)
4.
‘‘THAT, the terms and conditions and the implementation of the transactions contemplated under the A Share Subscription Agreement and the H Share Subscription Agreement be and is hereby approved, ratified and confirmed.’’
			574,143,592 (99.6282%)	276,553 (0.0480%)	1,866,085 (0.3238%)

5.
‘‘THAT, conditional upon the passing of Resolution No. 1 or Resolution No. 2 above, the Board is authorized to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital and change of shareholding of the Company.’’
		6,353,064,692 (99.9690%)	255,453 (0.0040%)	1,716,085 (0.0270%)
ORDINARY RESOLUTIONS
6.	‘‘THAT, that the Company satisfies the conditions for non-public issuance of A Shares to specific investors be and is hereby confirmed.’’	6,352,893,592 (99.9663%)	286,553 (0.0045%)	1,856,085 (0.0292%)
7.
‘‘THAT, the ‘‘Explanation on the Use of the Proceeds of the Previous Fund Raising Activities《關於前次募集資金使用情況的說明》’’ be and is hereby approved, ratified and confirmed. Details of the aforesaid explanation were contained in an announcement of the Company in relation to the board resolutions of the Company published on the website of the Company on 13 July 2009.’’
		6,352,893,592 (99.9663%)	436,553 (0.0069%)	1,706,085 (0.0268%)
8.	‘‘THAT, conditional upon:	574,135,592 (99.6268%)	286,553 (0.0497%)	1,864,085 (0.3235%)
(i) the passing of the special resolution in relation to the approval of the issuance of new A Shares as further described in Resolution No.1 above; and
(ii) the passing of the special resolution in relation to the approval of the H Share Specific Mandate as further described in Resolution No. 2 above,

the Directors be and are hereby authorized to sign all such documents and/or do all such things and acts as the Directors may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with any transaction contemplated under Resolution No. 1 and Resolution No. 2 above or any matter incidental thereto, including but not limited to:

(1)   to formulate and implement plans for effecting the issuance of new A Shares and new H Shares according to terms and conditions set out in Resolution No. 1 and Resolution No. 2 above and the specific circumstances at the time of issuance of the new A Shares and the new H Shares;

(2)   in the event of changes in the policies of the relevant regulatory authorities in relation to the transactions contemplated under Resolution No. 1 and Resolution No. 2 above or changes in the market conditions in the PRC, to make appropriate adjustments to such plans as described in paragraph (1) above;

(3)   to the extent in compliance with the requirements of the CSRC and other relevant regulatory authorities, to determine the number of shares to be issued to each specific investor, the total number of which shall not exceed the maximum number of new A Shares and the number of new H Shares resolved to be issued in Resolution No. 1 and Resolution No. 2 above;

(4)   to amend the proposals in relation to the issuance of new A Shares and new H Shares and the use of proceeds, and to approve  and execute relevant financial reports, profit forecast and other application documents according to the requirements of the governing authorities and regulatory authorities;

(5) where necessary, to enter into any supplemental agreements (if applicable) or other relevant legal documents with each of the specific investors and decide their respective effective date;

(6)   to engage intermediary institutions including sponsors to handle the relevant application issues arising from the issuance of new A Shares and new H Shares in accordance with the policies of relevant governing authorities;

(7)   to make consequential amendments to the relevant provisions in the Articles of Association and to handle relevant registration, lock-up and application for listing of the new A Shares with Shanghai Stock Exchange and Shanghai branch of China Securities Depository and Clearing Corporation Limited and the relevant registration and application for listing of the new H Shares with the Stock Exchange;

(8)   to make adjustments to the use of funds being raised from the issuance of new A Shares and new H Shares according to the requirements of the relevant regulatory authorities and the actual circumstances of the securities market;

(9)   to the extent permitted by applicable laws, regulations, relevant constitutional documents as well as the Articles of Association, to handle all other matters incidental to the issuance of new A Shares and new H Shares; and

(10) the authorizations described in paragraphs (1) to (9) above shall be valid for a period of 12 months from the date of passing of this Resolution.
9.
‘‘THAT, the ‘‘Feasibility Report on the Use of Proceeds Raised from the Non-public Issuance of A Shares《關於本次非公開發行A股股票募集資 金使用可行性報告》’’ be and is hereby approved, ratified and confirmed. A summary of the key features of the aforesaid feasibility report was contained in the ‘‘Plan for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited 《關於公司非公開發行A股股票預 案》’’ which was contained in an overseas regulatory announcement of the Company published on the website of the Stock Exchange on 12 July 2009.’’
		6,353,033,592 (99.9685%)	286,553 (0.0045%)	1,716,085 (0.0270%)
10.	‘‘THAT, that CEA Holding is waived by the Shareholders from having to make a general offer to all the Shareholders to acquire their shares in the Company be and is hereby confirmed.’’	574,559,892 (99.7022%)	12,253 (0.0021%)	1,704,085 (0.2957%)

*  The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

RESULTS OF H SHAREHOLDERS CLASS MEETING

The H Shareholders Class Meeting was held at Shanghai International Airport Hotel 上海國際機場賓 館, 2550 Hongqiao Road, Shanghai, the PRC on Monday, 7 September 2009. The H Shareholders Class Meeting was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association.

As mentioned in the notice of the H Shareholders Class Meeting and the Circular, CES Global and its associates were required to abstain from voting in respect of both Special Resolutions Nos. 1 and 2 proposed for approval at the H Shareholders Class Meeting. As such, shareholders representing 1,566,950,000 H Shares were entitled to attend and vote for or against all resolutions proposed for approval at the H Shareholders Class Meeting.

No shareholder of the Company was required to vote only against any of the resolutions proposed at the H Shareholders Class Meeting.

Each resolution proposed for approval at the H Shareholders Class Meeting was taken on poll. PricewaterhouseCoopers, the auditors of the Company, were appointed as the scrutineer for the purpose of vote-taking at the H Shareholders Class Meeting. The resolutions set out below are in the same order and correspond to those set out in the Further Notice. The poll results in respect of the resolutions proposed for approval at the H Shareholders Class Meeting were set out as follows:

			Total number of shares represented by votes (Approximate %*)
			For	Against	Abstain
SPECIAL RESOLUTIONS
1.
‘‘THAT, that the Board is granted an unconditional specific mandate to issue new A Shares under the following terms and conditions (the ‘‘A Share Specific Mandate’’) be and is hereby approved, ratified and confirmed:

	(1) Class of shares to be issued and the nominal value:	A Shares with par value of RMB1.00 each;	459,641,973 (99.9425%)	264,300 (0.0575%)	0
	(2) Method of issue:	Non public offering;	459,621,974 (99.9382%)	284,300 (0.0618%)	0
	(3) Number of shares to be issued:	Not more than 1,350,000,000 new A Shares; the maximum number of new A Shares to be issued will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;	459,643,075 (99.9428%)	263,200 (0.0572%)	0

(4) Target subscriber and method of subscription:	Not more than 10 specific investors (subject to the maximum number of specific investors as permitted by PRC laws and regulations at the time of the issuance) including CEA Holding, and if for any reason the intended issue of new A Shares to CEA Holding does not proceed to completion, a substituting investor may be invited to participate in the issue of new A Shares and the maximum number of investors will remain 10; the subscription price shall be paid in cash;	459,641,976 (99.9425%)	264,300 (0.0575%)	0
(5) Date of determination of the subscription price, the subscription price and basis of the determination of the subscription price:	Subject to the results of the price sounding-out process as required by CSRC, the subscription price shall not be less than RMB4.75 per A Share, being 90% of the average trading price for the A Shares during the Price Fixing Period; the Price Fixing Period means the 20 trading days ending on and including 5 June 2009; the minimum subscription price of the new A Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;	459,641,977 (99.9425%)	264,300 (0.0575%)	0
(6) Lock-up period arrangement:	The new A Shares to be subscribed for by CEA Holding shall not be disposed of within 36 months from the date of the completion of the subscription, and the new A Shares to be subscribed for by the other specific investors shall not be disposed of within 12 months from the date of the completion of the respective subscription;	459,651,978 (99.9425%)	264,300 (0.0575%)	0
(7) Place of listing:	The new A Shares shall be listed on the Shanghai Stock Exchange;	459,651,979 (99.9425%)	264,300 (0.0575%)	0
(8) Use of proceeds:	After deduction of relevant expenses, the total proceeds are intended to be used as working capital of the Company;	459,655,080 (99.9428%)	263,200 (0.0572%)	0

	(9) Arrangement of retained profits:	The retained profits prior to the issuance of new A Shares pursuant to this Resolution will be shared among the existing and new shareholders of the Company; and	459,643,081 (99.9428%)	263,200 (0.0572%)	0
	(10) Validity period of this Resolution:	The passing of this Resolution at the EGM and the respective class meetings until the earlier of: (i) the expiration of the 12-month period following the passing of this Resolution; or (ii) the date on which this Resolution is revoked or varied by a special resolution at a shareholders’ general meeting and respective class meetings.’’	459,641,982 (99.9425%)	264,300 (0.0575%)	0
2.
‘‘THAT, the Board is granted, during the Relevant Period (as defined below), an unconditional specific mandate (the ‘‘H Share Specific Mandate’’) to issue not more than 490,000,000 new H Shares, by way of non-public offering, to CES Global, at the minimum subscription price of HK$1.40 per H Share, being 90% of the average trading price for the H Shares during the Price Fixing Period; the maximum number of new H Shares to be issued and the minimum subscription price of the new H Shares will be adjusted if there is any ex-rights or ex-dividend arrangement after 10 July 2009;

and for the purposes of this H Share Specific Mandate:

‘‘Relevant Period’’ means the period from the passing of this Resolution at the EGM and the respective class meetings until the earlier of:
			459,693,672 (99.9538%)	212,600 (0.0462%)	0

	(A) the expiration of the 12-month period following the passing of the Resolution; or

	(B) the date on which the H Share Specific Mandate is revoked or varied by a special resolution at the shareholders’ general meeting and respective class meetings of the Company.’’

* The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the H Shareholders Class Meeting and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

RESULTS OF A SHAREHOLDERS CLASS MEETING

The A Shareholders Class Meeting was validly convened and held at Shanghai International Airport Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, the PRC on Monday, 7 September 2009. All of the resolutions proposed for approval at the A Shareholders Class Meeting were passed.

Note: 　The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shao Yong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
7 September 2009